Goodwin Procter 601 Marshall St. Redwood City, CA 94063 goodwinlaw.com + (650) 752-3100

January 16, 2024

Sarah Sidwell

Jennifer Angelini

Division of Corporation Finance

Office of Manufacturing

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Astera Labs, Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted December 21, 2023

CIK No. 001736297

Dear Staff:

This letter is submitted on behalf of Astera Labs, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to Amendment No. 1 to the Company’s Draft Registration Statement on Form S-1 submitted on December 21, 2023 (the “Draft Registration Statement”), as set forth in your letter dated January 9, 2024 addressed to Jitendra Mohan, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently filing an Amended Draft Registration Statement (the “Amended Draft Registration Statement”), which includes changes that reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to the Amended Draft Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Draft Registration Statement.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending this letter and the Amended Draft Registration Statement (marked to show changes from the Draft Registration Statement) via email.

Sarah Sidwell

Jennifer Angelini

January 16, 2024

Amendment No. 1 to Draft Registration Statement on Form S-1

Business, page 85

1.

We note your response to our prior comments 10 and 13. Please revise your business section to more fully discuss your dependence on one or a few major customers, including the material terms of your arrangements therewith. In addition, revise your disclosure to more fully and clearly describe the sales and marketing of your products. In this regard, we note your response that, “The Company’s distributors and certain of its OEMs and ODMs then sell its products to end customers in market globally,” and disclosure on page 101 that, “We sell and support our products globally through our direct sales force and field applications engineering (“FAE”) team.” Please revise to reconcile this apparent inconsistency.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 101 and 102 of the Amended Draft Registration Statement in response to the Staff’s comment.

2.

We note your response to our prior comment 11 and reissue it in part. We note disclosure regarding the importance of artificial intelligence (AI) to your business, including that your financial performance and growth will be driven in large part by the demand for AI workloads. We further note disclosure that broad-based AI adoption is in its early phases (page 87) and that AI-adoption is likely to continue and may accelerate (page 25). Please revise your business section to provide a more balanced discussion of AI. Include, without limitation, a discussion of the potential limitations, obstacles, and uncertainties associated with AI adoption, use, and commercialization. Additionally revise your risk factors disclosure as appropriate to discuss any material related risks to the company and investors.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 25, 40, and 87 of the Amended Draft Registration Statement in response to the Staff’s comment. The Company further advises the Staff that it will continue to evaluate the impact of material risks of AI to the Company and its investors and make updates to its risk factor disclosure as may be necessary in the future.

Executive Compensation, page 114

3.	Please update your compensation disclosure to reflect the fiscal year ended December 31, 2023.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 111 - 116 of the Amended Draft Registration Statement in response to the Staff’s comment.

Sarah Sidwell

Jennifer Angelini

January 16, 2024

Notes to Consolidated Financial Statements

9. Common Stock and Common Stock Warrants, page F-23

4.

We note your response to comment 18. As noted in ASC 718-10-20, the definition of a service condition includes those related to “a nonemployee delivering goods or rendering services to the grantor over a vesting period.” Accordingly, please tell us why you believe customer warrants exercisable based on “specified tranches of global payments” include a performance condition and not a service condition. As previously requested, considering your accounting policy to recognize stock-based compensation forfeitures as they occur, specifically clarify why you do not initially reduce the transaction price for the full number of warrants that could vest regardless of probability and adjust the transaction price at the time awards are forfeited to reverse the effect of the forfeited awards. If your non-employee forfeiture policy differs from the policy indicated in your response and disclosed on page F-11, please advise and revise your disclosures accordingly.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and appreciates the opportunity to provide further clarification regarding the Company’s conclusion that the warrants contain both a performance condition and service condition as defined by ASC 718.

The warrants granted to the customer vest upon the customer purchasing specified dollar amounts of the Company’s products (defined in the relevant documents as amounts of payments from the customer to the Company). The specified amounts are tiered such that a portion of the warrants will vest and become exercisable at various increasing thresholds. As defined in ASC 718-10-20, a performance condition relates to both (a) rendering a service or delivering goods for a specified period of time, and (b) achieving a specified performance target that is defined solely by referring either to the grantor’s own operations or activities or to the grantee’s performance related to the grantor’s operations or activities. The Company determined that a vesting condition based upon a customer purchasing a specified dollar amount of products from the Company (a vesting condition tied to revenue realized by the Company from a customer’s purchases, akin to the achievement of a sales target) constitutes a performance condition as defined in ASC 718-10-20. As a result, the probability of vesting is considered for recognition purposes under ASC 718-10-25-20. The Company recognizes the grant date fair value of the warrant as a reduction of revenue in accordance with ASC 606 when the achievement of specified amounts of customer purchases becomes probable. Because the warrants have a performance-based vesting condition, the Company does not reduce the transaction price for the grant-date fair value of any warrants granted to the customer that the Company determines are not probable of vesting.

The Company respectfully advises the Staff that the Company’s forfeiture policy is the same for employee and nonemployee share-based payment awards, but as previously discussed this policy applies to service conditions. Accordingly, the Company determined it is required to consider the probability of achieving the performance conditions when measuring the amount of the grant date fair value to recognize as a reduction of revenue. The Company recognizes that neither ASC 606 nor ASC 718 explicitly address the distinction between a service and performance condition for a sales incentive granted to a customer in the form of an entity’s warrants, particularly when it is not in exchange for a distinct good or service and it vests or becomes exercisable contingent upon a specified volume of customer purchases. The Company is also aware that there is a recent agenda request submitted to the Emerging Issues Task Force (EITF) regarding this specific topic, which indicates there currently is diversity in practice and that some view share-based payment awards to customers (which are not in exchange for distinct goods or services) to include only service conditions, while others believe these arrangements include performance conditions. Furthermore, the Company recognizes that, in contrast, if the vesting condition was solely tied to the customer maintaining their status as a customer for a specified period of time and did not require specified amounts of purchases that it would likely be appropriate to conclude that the award in this circumstance contains only a service condition.

[Signature Page Follows]

Sarah Sidwell

Jennifer Angelini

January 16, 2024

If you should have any questions concerning the enclosed matters, please contact the undersigned at (650) 752-3226.

Sincerely,

/s/ Bradley C. Weber

Bradley C. Weber

cc:	Jitendra Mohan, Astera Labs, Inc.

Julia R. White, Goodwin Procter LLP

John Hutar, Goodwin Procter LLP

Heidi E. Mayon, Simpson Thacher & Bartlett LLP